UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).

PEOPLEPC, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

709776 10 8

(CUSIP Number)

RONALD FISHER
SOFTBANK INC.
1188 CENTRE STREET
NEWTON CENTER, MA 02459
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 36 Pages

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 2 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,550,865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,550,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,550,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 3 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,352,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,352,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,352,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 4 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,229,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,229,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,229,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 5 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,229,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,229,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,229,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 6 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK TECHNOLOGY VENTURES IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,642,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,642,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,642,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 7 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK TECHNOLOGY VENTURES IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,977,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,977,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,977,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 8 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK TECHNOLOGY VENTURES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,977,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,977,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,977,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 9 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RONALD D. FISHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,229,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,229,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,229,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 10 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CHARLES R. LAX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,229,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,229,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,229,202
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 11 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS E. SCOTT RUSSELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,977,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,977,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,977,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 12 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK AMERICA INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,977,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,977,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,977,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 13 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,206,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,206,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,206,206
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 14 of 36 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,206,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,206,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,206,206
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON* HC,CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 709776 10 8	Page 15 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MASAYOSHI SON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,206,206
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,206,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,206,206
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.	SECURITY AND ISSUER.

                This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of PeoplePC, Inc. (the "Company"). The principal executive offices of the Company are located at 100 Pine Street, Suite 1100, San Francisco, California 94111.

ITEM 2.	IDENTITY AND BACKGROUND.

                The statement is filed by SOFTBANK Capital Partners LP ("SB Capital Partners"), SOFTBANK Capital LP ("SB Capital"), SOFTBANK Capital Partners LLC ("SB CP LLC"), SOFTBANK Capital Partners Investment Inc. ("SB CPI"), SOFTBANK Technology Ventures IV LP ("Technology Ventures IV"), SOFTBANK Technology Ventures IV LLC ("Ventures IV LLC"), SOFTBANK Technology Ventures, Inc. ("STV"), Ronald D. Fisher ("Mr. Fisher"), Charles R. Lax ("Mr. Lax"), E. Scott Russell ("Mr. Russell"), SOFTBANK America Inc. ("SBA"), SOFTBANK Holdings Inc. ("SBH"), SOFTBANK Corp. ("SOFTBANK") and Masayoshi Son ("Mr. Son") with respect to shares of Common Stock of the Company. SB Capital Partners, SB Capital, SB CP LLC, SB CPI, Technology Ventures IV, Ventures IV LLC, STV, Mr. Fisher, Mr. Lax, Mr. Russell, SBA, SBH, SOFTBANK and Mr. Son are collectively referred to as the "Reporting Persons."

                The principal business offices of SB Capital Partners, SB CP LLC, SB CPI are located at 1188 Centre Street, Newton Center, Massachusetts 02459, which is also the business address of Mr. Fisher and Mr. Lax. The principal business offices of Technology Ventures IV, Ventures IV LLC and STV are located at 200 N. Evelyn Avenue, Suite 200, Mountain View, CA 94043, which is also the business address of Mr. Russell. The principal business offices of SBA are located at 300 Delaware Avenue, Suite 900, Wilmington, DE 19801. The business address of Mr. Son and the principal business offices of SBH and SOFTBANK is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0015 Japan.

                Schedules 1, 2, 3 and 4 hereto set forth the following information with respect to each executive officer and director of SOFTBANK, SBA, SBH and SB CPI respectively: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the immediately preceding paragraph. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, 3 and 4 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 16 of 36 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The source and amount of the funds used in making the purchases of the 14,129,280 and 280,720 shares of Series A Preferred Stock referred to in the first paragraph of Item 5 were available working capital of Technology Ventures IV in the amount of $1,766,160 and available working capital of SOFTBANK Technology Advisors Fund LP ("Technology Advisors") in the amount of $33,840. No borrowed funds were used in connection with such purchases.

                The source and amount of the funds used in making the purchases of the 20,347,018, 295,184, 2,250,458 and 43,120 shares of Series B Preferred Stock Common Stock referred to in the second paragraph of Item 5 were available working capital of SB Capital Partners in the amount of $44,356,499.24, available working capital of SOFTBANK Capital Advisors Fund LP ("Advisors Fund") in the amount of $643,501.12, available working capital of Technology Ventures IV in the amount of $4,905,998.44 and available working capital of Technology Advisors in the amount of $94,001.60. No borrowed funds were used in connection with such purchases.

                The source and amount of the funds used in making the purchases of the 1,564,306, 22,694, 1,262,612 and 20,814 shares of Series C Preferred Stock referred to in the third paragraph of Item 5 were available working capital of SB Capital Partners in the amount of $8,206,349.28, available working capital of Advisors Fund in the amount of $119,052.72, available working capital of Technology Ventures IV in the amount of $6,623,662.55 and available working capital of $109,190.24. No borrowed funds were used in connection with such purchases.

                The source and amount of the funds used in consideration of the transfers of the 10,860,679, 1,900 and 1,867 shares of Common Stock referred to in the fourth paragraph of Item 5 were available working capital of SB Capital in the amount of $26,053,570.73, available working capital of SB Capital Partners in the amount of $9,967.06, and available working capital of SB Capital in the amount of $9,794.28. No borrowed funds were used in connection with such purchases.

                The source and amount of the funds used in making the purchases of the 498,320, 489,754 and 11,926 shares of Common Stock referred to in the fifth paragraph of Item 5 were available working capital of SB Capital Partners in the amount of $4,983,200, available working capital of SB Capital in the amount of $4,897,540 and available working capital of Advisors Fund in the amount of $119,260. No borrowed funds were used in connection with such purchases.

ITEM 4.	PURPOSE OF TRANSACTION.

                The purpose of the acquisitions of the shares of Common Stock by the Reporting Persons described herein was to make an investment in the Company. Except as set forth below, at the present time the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the

Page 17 of 36 Pages

present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

                SB Capital Partners, Advisors Fund and other stockholders who together hold an aggregate of 94,724,766 shares as of June 20, 2000 are parties to an Amended and Restated Investor Rights Agreement with the Company dated April 5, 2000 (the "Agreement"). Under the Agreement, the holders are entitled to rights with respect to registration of these shares. Beginning six months following the completion of the Company's initial public offering, holders of at least 30% of the then outstanding registrable securities may require on up to three occasions that the Company register their shares for public resale. The Company is obligated to register these shares only if the outstanding registrable securities to be registered represent at least 20% of the then outstanding registrable securities or have an anticipated public offering price of at least $50,000,000. Also, each holder of registrable securities who holds more than one percent of the Company's outstanding registrable securities may require, on one separate occasion in any 6-month period, that the Company register his or her shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $5,000,000. Furthermore, in the event the Company determines to register any of its securities under the Securities Act of 1933, either for its own account of for the account of other security holders exercising their registration rights, the holders of registrable securities are entitled to include their common stock in the registration. The registration rights are subject to conditions and limitations, among them the Company's right to limit the number of shares included in the registration in view of market conditions.

                All references to the Agreement described above are qualified in their entirety by the full text of the Agreement, a copy of which is attached as Exhibit C hereto and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

                On May 14, 1999, Technology Ventures IV purchased 14,129,280 shares of the Company's Series A preferred stock ("Series A Preferred Stock") from the Company, and Technology Advisors purchased 270,720 shares of Series A Preferred Stock from the Company. Each share of Series A Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.

Page 18 of 36 Pages

                On October 25, 1999, SB Capital Partners purchased 20,347,018 shares of the Company's Series B preferred stock ("Series B Preferred Stock") from the Company; Advisors Fund purchased 295,184 shares of Series B Preferred Stock from the Company; Technology Ventures IV purchased 2,250,458 shares of Series B Preferred Stock from the Company, and Technology Advisors purchased 43,120 shares of Series B Preferred Stock from the Company. Each share of Series B Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.

                On April 5, 2000, SB Capital Partners purchased 1,564,306 of the Company's Series C preferred stock ("Series C Preferred Stock") from the Company; Advisors Fund purchased 22,694 shares of Series C Preferred Stock from the Company; Technology Ventures IV purchased 1,262,612 shares of Series C Preferred Stock from the Company, and Technology Advisors purchased 20,814 shares of Series C Preferred Stock from the Company. Each share of Series C Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.

                On June 30, 2000, SB Capital Partners transferred 10,860,679 shares of Common Stock to SB Capital; Advisors Fund transferred 1,900 shares of Common Stock to SB Capital Partners, and Advisors Fund transferred 1,867 shares of Common Stock to SB Capital.

                On August 17, 2000 SB Capital Partners purchased 498,320 shares of Common Stock; SB Capital purchased 489,754 shares of Common Stock, and Advisors Fund purchased 11,926 shares of Common Stock from the Company at $10.00 per share pursuant to its initial public offering.

                As a result of the foregoing transactions, as of the date of filing this statement SB Capital Partners holds 11,550,865 shares of Common Stock; SB Capital holds 11,352,300 shares of Common Stock; Advisors Fund holds 326,037 shares of Common Stock; Technology Ventures IV holds 17,642,350 shares of Common Stock, and Technology Advisors holds 334,654 shares of Common Stock.

                Total Outstanding Shares. According to information provided by the Company, the total number of shares of Common Stock outstanding as of December 12, 2000 was 115,154,000 shares.

                SB Capital Partners. As of the date of filing this statement, SB Capital Partners beneficially owned 11,550,865 shares of Common Stock, representing approximately 10.0% of the Common Stock outstanding.

                SB Capital. As of the date of filings this statement, SB Capital beneficially owned 11,352,300 shares of Common Stock, representing 9.9% of the Common Stock outstanding.

Page 19 of 36 Pages

                SB CP LLC. By virtue of being the general partner of SB Capital Partners, SB Capital and Advisors Fund, SB CP LLC may be deemed a beneficial owner of a total of 23,229,202 shares of Common Stock, consisting of 11,550,865 shares beneficially owned by SB Capital Partners, 11,352,300 beneficially owned by SB Capital and 326,037 shares beneficially owned by Advisors Fund, or a total of approximately 20.2% of the Common Stock outstanding.

                SB CPI, Mr. Fisher and Mr. Lax. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of the 23,229,202 shares of Common Stock beneficially owned by SB CP LLC, or approximately 20.2% of the Common Stock outstanding.

                Technology Ventures IV. As of the date of this statement, Technology Ventures IV beneficially owned 17,642,350 shares of Common Stock, representing approximately 15.3% of the Common Stock outstanding.

                Ventures IV LLC. By virtue of being the general partner of Technology Ventures IV and Technology Advisors, Ventures IV LLC may be deemed the beneficial owner of 17,977,004 shares of Common Stock, consisting of 17,642,350 shares beneficially owned by Technology Ventures IV and 334,654 shares beneficially owned by Technology Advisors, or a total of approximately 15.6% of the Common Stock outstanding.

                Mr. Russell. By virtue of being a managing director of Ventures IV LLC, Mr. Russell may be deemed the beneficial owner of the 17,977,004 shares of Common Stock beneficially owned by Ventures IV LLC, or approximately 15.6% of the Common Stock outstanding.

                STV. By virtue of owning 50% of the voting stock of Ventures IV LLC, STV may be deemed the beneficial owner of the 17,997,004 shares of Common Stock beneficially owned by Ventures IV LLC, or approximately 15.6% of the Common Stock outstanding.

                SBA. By virtue of its ownership of all of the outstanding stock of STV, SBA may be deemed the beneficial owner of the 17,977,004 shares of Common Stock beneficially owned by STV, or approximately 15.6% of the Common Stock outstanding.

                SBH. By virtue of its ownership of all the outstanding stock of SB CPI and SBA, SBH may be deemed a beneficial owner of 41,206,206 shares of Common Stock, consisting of 23,229,202 shares beneficially owned by SB CPI and 17,977,004 shares beneficially owned by SBA, or a total of approximately 35.8% of the Common Stock outstanding.

                SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 41,203,812 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 35.8% of the Common Stock outstanding.

Page 20 of 36 Pages

                Mr. Son. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.3% interest in SOFTBANK. Accordingly, the 41,203,812 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 35.8% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                See the description of the Agreement under Item 4.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Joint Filing, dated as of March 1, 2001, by and among the Reporting Persons.

Exhibit B	Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule G filed by SOFTBANK, Mr. Son and SOFTBANK Ventures Inc. on February 18, 1998 with respect to Concentric Network Corporation).

Exhibit C	Amended and Restated Investor Rights Agreement dated April 5, 2000 (incorporated by reference to Schedule 10.8 to the Form S-1/A filed by the Company on June 29, 2000).

Page 21 of 36 Pages

SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2001	SOFTBANK CAPITAL PARTNERS LP By: SOFTBANK CAPITAL PARTNERS LLC, General Partner
	By:	/s/ Ronald D. Fisher

		Name: Title:	Ronald D. Fisher Managing Director

SOFTBANK CAPITAL LP By: SOFTBANK CAPITAL PARTNERS LLC, its General Partner
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher Managing Director

SOFTBANK CAPITAL PARTNERS LLC
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher Managing Director

SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
By:	/s/ Ronald D. Fisher

	Name: Title:	Ronald D. Fisher Managing Director

Page 22 of 36 Pages

RONALD D. FISHER
By:	/s/ Ronald D. Fisher

	Name:	Ronald D. Fisher

CHARLES R. LAX
By:	/s/ Charles R. Lax

	Name:	Charles R. Lax

SOFTBANK TECHNOLOGY VENTURES IV LP By: SOFTBANK Technology Ventures IV LLC, its General Partner
By:	/s/ E. Scott Russell

	Name: Title:	E. Scott Russell Member

SOFTBANK TECHNOLOGY VENTURES IV LLC
By:	/s/ E. Scott Russell

	Name: Title:	E. Scott Russell Member

SOFTBANK TECHNOLOGY VENTURES, INC.
By:	/s/ E. Scott Russell

	Name: Title:	E. Scott Russell Secretary and Treasurer

E. SCOTT RUSSELL
By:	/s/ E. Scott Russell

	Name:	E. Scott Russell

Page 23 of 36 Pages

SOFTBANK AMERICA INC.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Secretary

SOFTBANK HOLDINGS INC.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Secretary

SOFTBANK CORP.
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

MASAYOSHI SON
By:	/s/ Stephen A. Grant

	Name: Title:	Stephen A. Grant Attorney-in-Fact

Page 24 of 36 Pages

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

                The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459.

                Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

Name	Present and Principal Occupation

Masayoshi Son	President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board, President and director of SOFTBANK America Inc.; Director of SOFTBANK Inc.; Director of SOFTBANK Capital Partners Investment Inc.; Director of SOFTBANK Technology Ventures V Investment Inc.

Ken Miyauchi	Executive Vice President and director of SOFTBANK Corp.; President and director of SOFTBANK Commerce Corp.

Yoshitaka Kitao	Executive Vice President, Chief Financial Officer and director of SOFTBANK Corp.; Chairman of the Board and director of SOFTBANK Finance Corporation; director of SOFTBANK Investment America Corp.

Kazuhiko Kasai	Director of SOFTBANK Corp.; Director of SOFTBANK America Inc; Director of SOFTBANK Holdings Inc.

Den Fujita	Director of SOFTBANK Corp.; President of McDonald's Co. (Japan), Ltd.

Yoshihiko Miyauchi	Director of SOFTBANK Corp.; President of ORIX Corporation.

Page 25 of 36 Pages

Kenichi Ohmae	Director of SOFTBANK Corp.; President of Ohmae & Associates.

Jun Murai	Director of SOFTBANK Corp.; Professor at Keio University

Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK Holdings Inc.; Vice President and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Chairman of the Board, President and director of SOFTBANK Inc.; Chairman of the Board, President and director of SOFTBANK Technology Ventures V Inc.; President and Director of SOFTBANK Incubator Investment Inc.; Director of SOFTBANK Technology Ventures Inc.; Chairman of the Board and director of SOFTBANK Contents Services Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Norikazu Ishikawa	Executive Vice President of SOFTBANK Corp.

Makoto Ozaki	Executive Vice President of SOFTBANK Corp.

Hiroshi Wada	Executive officer of SOFTBANK Corp.

Goro Hashimoto	Executive officer of SOFTBANK Corp.

Takashi Eguchi	President of Pasona SOFTBANK Inc.; Executive officer of SOFBANK Corp.

Page 26 of 36 Pages

SCHEDULE 2

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA INC.

                The business address for each of the individuals listed below, except Masayoshi Son and Stephen A. Grant is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

                All directors and executive officers listed below are United States citizens, except Masayoshi Son and Kazuhiko Kasai, a citizen of Japan.

Name	Present and Principal Occupation

Masayoshi Son	President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board, President and director of SOFTBANK America Inc.; Director of SOFTBANK Inc.; Director of SOFTBANK Capital Partners Investment Inc.; Director of SOFTBANK Technology Ventures V Investment Inc.

Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman and director of SOFTBANK Holdings Inc.; Vice President and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Chairman of the Board, President and director of SOFTBANK Inc.; Chairman of the Board, President and director of SOFTBANK Technology Ventures V Inc.; President and Director of SOFTBANK Incubator Investment Inc.; Director of SOFTBANK Technology Ventures Inc.; Chairman of the Board and director of SOFTBANK Contents Services Inc., Managing Member of SOFTBANK Capital Partners LLC.

Francis B. Jacobs	Vice President and director of SOFTBANK Holdings Inc.; Vice President and director of SOFTBANK America Inc.; Vice President and director of SOFTBANK Capital Partners Investment Inc.; Vice President and director of SOFTBANK Technology Ventures V Investment Inc.; Vice President of SOFTBANK Incubator Investment Inc.

Page 27 of 36 Pages

Lou DeMarco	Director of SOFTBANK America Inc.

Kazuhiko Kasai	Director of SOFTBANK Corp.; Director of SOFTBANK America Inc; Director of SOFTBANK Holdings Inc.

Steven J. Murray	Vice President and Treasurer of SOFTBANK Holdings Inc.; Vice President and Treasurer of SOFTBANK Inc.; Vice President and Treasurer of SOFTBANK Technology Ventures V Investment Inc.; Vice President and Treasurer of SOFTBANK Incubator Investment Inc.; Treasurer of SOFTBANK America Inc.; Treasurer of SOFTBANK Content Services Inc.; Vice Chairman and Treasurer of SOFTBANK Capital Partners Investment Inc.

Milly F. Smith	Assistant Treasurer of SOFTBANK Holdings Inc.; Assistant Treasurer of SOFTBANK America Inc.; Assistant Treasurer of SOFTBANK Capital Partners Investment Inc.; Assistant Treasurer of SOFTBANK Technology Ventures V Investment Inc.; Assistant Treasurer of SOFTBANK Incubator Investment Inc.

Tony Castellanos	Vice President Tax of SOFTBANK Holdings Inc.; Vice President Tax of SOFTBANK America Inc.; Vice President Tax of SOFTBANK Capital Partners Inc.; Vice President Tax of SOFTBANK Inc.; Vice President Tax of SOFTBANK Technology Ventures V Investment Inc.; Vice President Tax of SOFTBANK Incubator Investment Inc.; Vice President Tax of SOFTBANK Content Services Inc.

Stephen A. Grant	Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK America Inc.;Secretary of SOFTBANK Inc.; Secretary of SOFTBANK Capital Partners Investment Inc.; Secretary of SOFTBANK Technology Ventures V Investment Inc.; Secretary of SOFTBANK Content Services, Inc.; Partner, Sullivan & Cromwell.

Page 28 of 36 Pages

SCHEDULE 3

DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS INC.

                The business address for each of the individuals listed below, except Masayoshi Son and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

                Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Kazuhiko Kasai, each a citizen of Japan.

Name	Present and Principal Occupation

Masayoshi Son	President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board, President and director of SOFTBANK America Inc.; Director of SOFTBANK Inc.; Director of SOFTBANK Capital Partners Investment Inc.; Director of SOFTBANK Technology Ventures V Investment Inc.; Director of SOFTBANK Incubator Investment Inc.

Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK Holdings Inc.; Director of of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Francis B. Jacobs	Vice President and director of SOFTBANK Holdings Inc.; Vice President and director of SOFTBANK America Inc.; Vice President and director of SOFTBANK Capital Partners Investment Inc.; Vice President and director of SOFTBANK Technology Ventures V Investment Inc.; Vice President of SOFTBANK Incubator Investment Inc.

Kazuhiko Kasai	Director of SOFTBANK Corp.; Director of SOFTBANK America Inc; Director of SOFTBANK Holdings Inc.

Page 29 of 36 Pages

Steven J. Murray	Vice President and Treasurer of SOFTBANK Holdings Inc.; Vice President and Treasurer of SOFTBANK Inc.; Vice President and Treasurer of SOFTBANK Technology Ventures V Investment Inc.; Vice President and Treasurer of SOFTBANK Incubator Investment Inc.; Treasurer of SOFTBANK America Inc.; Treasurer of SOFTBANK Content Services Inc.; Vice Chairman and Treasurer of SOFTBANK Capital Partners Investment Inc.

Anthony Castellanos	Vice President Tax of SOFTBANK Holdings Inc.; Vice President Tax of SOFTBANK America Inc.; Vice President Tax of SOFTBANK Capital Partners Inc.; Vice President Tax of SOFTBANK Inc.; Vice President Tax of SOFTBANK Technology Ventures V Investment Inc.; Vice President Tax of SOFTBANK Incubator Investment Inc.; Vice President Tax of SOFTBANK Content Services Inc.

Milly F. Smith	Assistant Treasurer of SOFTBANK Holdings Inc.; Assistant Treasurer of SOFTBANK America Inc.; Assistant Treasurer of SOFTBANK Capital Partners Investment Inc.; Assistant Treasurer of SOFTBANK Technology Ventures V Investment Inc.; Assistant Treasurer of SOFTBANK Incubator Investment Inc.

Susan Kalowski	Assistant Treasurer of SOFTBANK Holdings Inc.; Assistant Treasurer of SOFTBANK Content Services Inc.

Robert Takeuchi	Assistant Treasurer of SOFTBANK Holdings Inc.; President, Secretary, Treasurer and director of SOFTBANK Finance America Corp.; President, Secretary, Treasurer and director of SOFTBANK Investment America Corp.

Stephen A. Grant	Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK America Inc.;Secretary of SOFTBANK Inc.; Secretary of SOFTBANK Capital Partners Investment Inc.; Secretary of SOFTBANK Technology Ventures V Investment Inc.; Secretary of SOFTBANK Content Services, Inc.; Partner, Sullivan & Cromwell.

Page 30 of 36 Pages

SCHEDULE 4

DIRECTORS AND EXECUTIVE OFFICERS OF
SOFTBANK CAPITAL PARTNERS INVESTMENT INC.

                The business address for each of the individuals listed below, except for Masayoshi Son and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

                Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.

Name	Present and Principal Occupation

Masayoshi Son	President, Chief Executive Officer and director of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board, President and director of SOFTBANK America Inc.; Director of SOFTBANK Inc.; Director of SOFTBANK Capital Partners Investment Inc.; Director of SOFTBANK Technology Ventures V Investment Inc.

Ronald D. Fisher	Director of SOFTBANK Corp.; Vice Chairman of SOFTBANK Holdings Inc.; Director of of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.; Managing Member of SOFTBANK Capital Partners LLC.

Francis B. Jacobs	Vice President and director of SOFTBANK Holdings Inc.; Vice President and director of SOFTBANK America Inc.; Vice President and director of SOFTBANK Capital Partners Investment Inc.; Vice President and director of SOFTBANK Technology Ventures V Investment Inc.; Vice President of SOFTBANK Incubator Investment Inc.

Page 31 of 36 Pages

Steven J. Murray	Vice President and Treasurer of SOFTBANK Holdings Inc.; Vice President and Treasurer of SOFTBANK Inc.; Vice President and Treasurer of SOFTBANK Technology Ventures V Investment Inc.; Vice President and Treasurer of SOFTBANK Incubator Investment Inc.; Treasurer of SOFTBANK America Inc.; Treasurer of SOFTBANK Content Services Inc.; Vice Chairman and Treasurer of SOFTBANK Capital Partners Investment Inc.

Anthony Castellanos	Vice President Tax of SOFTBANK Holdings Inc.; Vice President Tax of SOFTBANK America Inc.; Vice President Tax of SOFTBANK Capital Partners Inc.; Vice President Tax of SOFTBANK Inc.; Vice President Tax of SOFTBANK Technology Ventures V Investment Inc.; Vice President Tax of SOFTBANK Incubator Investment Inc.; Vice President Tax of SOFTBANK Content Services Inc.

Milly F. Smith	Assistant Treasurer of SOFTBANK Holdings Inc.; Assistant Treasurer of SOFTBANK America Inc.; Assistant Treasurer of SOFTBANK Capital Partners Investment Inc.; Assistant Treasurer of SOFTBANK Technology Ventures V Investment Inc.; Assistant Treasurer of SOFTBANK Incubator Investment Inc.

Stephen A. Grant	Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK America Inc.;Secretary of SOFTBANK Inc.; Secretary of SOFTBANK Capital Partners Investment Inc.; Secretary of SOFTBANK Technology Ventures V Investment Inc.; Secretary of SOFTBANK Content Services, Inc.; Partner, Sullivan & Cromwell.

Page 32 of 36 Pages